VIA FAX 202-7729205
AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549
Miss Christine Adams
Telephone Number: 202-551-3363


Re:   Logica Holdings Inc
      Form 10-KSB for year ended December 31, 2006.
      Filed May 15, 2007

      Form 10-QSB for Quarter Ended June 30, 2007.
      File N0. 0-50621



Dear Miss Adams,

Logica Holdings Inc has reviewed your comments and below has detailed each comment followed by our response along with any additional requested information.

Form 8-K/A dated July 13, 2007, filed January 24, 2008.
-------------------------------------------------------

Report of Independent Registered Public Accounting Firm, page F-9
-----------------------------------------------------------------

     1. Please revise to include an audit opinion that identifies and is signed by the issuing firm.

          Please find attached a copy of the signed audit opinion.

Note 3. Equipment, page F-20
----------------------------

     2. We refer to your asset "Work in Process" of $396,853 as of December 31, 2006, which appears to consist of expenditures for the development of computer software project. Please tell us in more detail about the nature of these costs and specifically how you met the criteria set out under SOP 98-1 for capitalization.




________________________________________________________________________________
                82 Avenue Road, Toronto, Ontario M5R 2H2, Canada.
                    Telephone 416-9295798    Fax 416-9294093

         These development costs relate to the internal development of the Company's website, PlaysOnTheNet.Com. This software is considered internal use software. The Company has no plans to market the software externally.

         The "Work in Process" asset of $396,853 comprises direct labour costs incurred in developing and acquiring custom code for the web applications, development of data bases and HTML pages, installation and development of the applications on the servers, the initial creation of hypertext links to other sites, and the creation of initial graphics.

         All overhead costs, training, administration, updates, data conversion costs, costs to input content into the website and other costs have been expensed.


Note 4. Intangible Asset, page F20.
-----------------------------------

     3. We refer to your intangible asset, "Publishers' Contracts" of $140,450 as of December 31, 2006. Please tell us in detail the nature of this asset, and your basis for capitalization in accordance with GAAP. Please site the accounting literature that you relied upon in this conclusion.


          This asset comprises fees and commissions paid to a third party in order to secure publishers contracts with the BBC, Random House Publishers, Little Brown and others. These contracts allow us to include the publishers' content on our website, and to act as internet distributors for these publishers.

          We believe that the costs related to publishers contracts meets the indefinite life criteria outlined in Statement of Financial Accounting Standards No 142, "Goodwill and Other Intangible Assets" (SFAS 142) , because the Company expects both the contract and the cash flows generated by the contract to continue indefinitely due to the likelihood of continued renewal at little or no cost.

          The Company does not amortize the asset, but evaluates the remaining useful life of the asset each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

Yours sincerely,



/s/ Enzo Taddei
Enzo Taddei
CFO - Logica Holdings Inc.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Stockholder of
Plays On The Net Plc


         We have audited the accompanying consolidated balance sheet of Plays On The Net Plc (A Development Stage Company) and its subsidiaries as of December 31, 2006, and the related consolidated statements of operations and comprehensive loss, stockholder's deficit and cash flows for the period from May 23, 2006 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2006, and the results of operations and their cash flows for the period from May 23, 2006 (date of inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company is in development stage, has incurred a loss from operations, and has a negative working capital and an accumulated deficit during the development stage. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                        /s/ SF Partnership

Toronto, Canada                                         CHARTERED ACCOUNTANTS
March 31, 2007

                                                             SF Partnership, LLP
                                                           Chartered Accountants



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders
Logica Holdings, Inc.


We hereby consent to the incorporation by reference to the Registration Statement on Form 8-K/A of Plays On The Net PLC, of our report dated March 31, 2007 relating to the consolidated financial statements of Logica Holdings, Inc. and subsidiaries of December 31, 2006, and for the period from May 23, 2006 (Date of Inception) through to December 31, 2006, and to the reference to us under the heading "Experts" in the Registration Statement on Form 8-K/A.



February 8, 2008


                                                        /s/  SF Partnership, LLP
                                                        ------------------------
                                                        CHARTERED ACCOUNTANTS